29 March 2000

Ref: 26/00

BHP IRON ORE PRICE SETTLEMENT

The Broken Hill Proprietary Company Limited (BHP) today announced that it had accepted price increases from Japan's Nippon Steel Corporation of 4.35% and 5.77% respectively for its Mt Newman and Goldsworthy fines and lump ores, and 4.35% for its Yandi fines ore. Negotiations are continuing with other mills and settlement is also expected shortly.

The new Free on Board (FOB) price of Newman and Goldsworthy fines ores is US27.79cents (up from US26.63c) per dry long ton unit and for lump ores is US36.84c (up from US34.83c). The price differential between fines and lump ore is up from US8.2c to 9.05c.

The new (FOB) price of Yandi fines ore is 26.12 US cents (up from US25.03c) per dry long ton unit.

The new prices (an average increase of 5.06%) apply from 1 April 2000 and follow an average 11% price cut last year.

President BHP Minerals Ron McNeilly said the higher settlement on lump ore reflected the extremely tight position for direct charge ferrous raw materials.

"While the outlook for the iron and steel industry is now brighter than it was after the Asian economic downturn, the new prices acknowledge Japan's difficult economic situation.

"The result, while positive, only allows us to recoup less than half the price cuts from last year, maintaining the pressure on iron ore producers to reduce costs and improve efficiencies to maximise returns on investment," he said.

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Pierre Hirsch

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